

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

James Byrd, Jr.
Chairman
Legion Capital Corporation
301 E. Pine St., Suite 850
Orlando, FL 32801

      Re: Legion Capital Corporation
           Post Qualification Amendment No. 10 to Form 1-A
           Filed June 21, 2022
           File No. 024-11123

Dear Mr. Byrd:

      We have reviewed your amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post Qualification Amendment No. 10 to Form 1-A

General

1.   We note that you filed the Form 1-K for the fiscal year ended December 31, 2021 on June 16, 2022. Per Rule 257(b)(1) of Regulation A and General Instruction A(2) of Form 1-K, annual reports shall be filed within 120 calendar days after the end of the fiscal year covered by the report. Please tell us whether offers and sales were made while your Offering Statement was not current, and if so provide your detailed analysis how any offers and sales complied with Regulation A and were not made in violation of Section 5 of the Securities Act of 1933. Refer to Rule 252(f)(2)(ii) of Regulation A.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

James Byrd, Jr.
Legion Capital Corporation
June 29, 2022
Page 2

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 if you have any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance